VIA EDGAR AND BY HAND
September 16, 2005
Karen J. Garnett
Geoffrey Ossias
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549-4561

Re:	Cogdell Spencer Inc. Registration Statement on Form S-11 Filed August 10, 2005 File No. 333-127396
Dear Ms. Garnett/Mr. Ossias:
     On behalf of our client, Cogdell Spencer Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated September 7, 2005 (the “September 7 Letter”), with respect to the Registration Statement (the “Registration Statement”) on Form S-11 (Registration No. 333-127396) filed by the Company on August 10, 2005. The responses to the Staff’s comments are set out in the order in which the comments were set out in the September 7 Letter and are numbered accordingly.
     We have enclosed with this letter a marked copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement. Unless otherwise indicated, page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1.
General
     1. We note from page 38 that “some” of the uses of proceeds that you have identified may be funded from sources other than this offering. Based on this statement, it does not appear to us that you have identified firmly the use of any of your proceeds. Accordingly, please tell us why we should not consider this offering to be a blind pool subject to the disclosure requirements of Guide 5.
     In response to this Comment, under the caption “Use of Proceeds” on p. 41, we have revised the disclosure to (i) delete the sentence referenced in this Comment, (ii) delete the line of credit as a source and (iii) add unrestricted cash contributed by predecessor in the “sources” portion of the proceeds table. We do not consider this to be a blind pool offering as all of the offering proceeds have designated uses.

     2. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.
     Included with Amendment No. 1 are the financial statements updated through June 30, 2005 in accordance with Rule 3-12 of Regulation S-X.
     3. Revise to include a schedule of Real Estate and Accumulated Depreciation as prescribed by Rule 5-04 of Regulation S-X.
     In response to this Comment, Amendment No. 1 includes a schedule of Real Estate and Accumulated Depreciation. This schedule appears as Schedule III to the financial statements on p. F-36.
     4. Please provide us with a copy of any artwork you intend to use for the prospectus.
     In response to the Staff’s comment, we hereby advise the Staff that the Company is in the process of selecting the artwork that will be used in the prospectus. Once these materials are selected, we will supplementally provide these materials to the Staff.
Prospectus Cover page
     5. Please revise the cover page and the summary risk factors on page 4 to discuss the risks related to conflicts of interest in your formation transactions, including lack of an appraisal and the risk of overpayment.
     In response to this Comment, we have added the requested risk factor to the cover page and the summary risk factors on p. 4.
Summary, page 1
Competitive Strengths, page 3
     6. Most of the information included in this section has already been disclosed in the Overview section of the prospectus summary. Please revise your summary to eliminate repetitive disclosure. Similarly, please eliminate repetitive disclosure under the subheading “Our Aggregate Portfolio.”
     In response to this Comment, we have revised the prospectus summary to eliminate repetitive disclosure under the captions “Summary—Cogdell Spencer Inc.—Competitive Strengths” and “Summary—Our Aggregate Portfolio.”
Our Wholly Owned Properties, page 5
     7. We note from page 8 that you generated in 2004 only $643,553 in management fees paid by third parties. This appears to represent less than 2% of your combined 2004 revenue from rental activities. In order to give investors an idea of the relative scope and importance of each part of your business to your overall business strategy, please indicate what percentage of your revenue in the most recent period was generated by your wholly-owned properties, by third-party development fees and by third-party management fees.

     In response to this Comment, under the caption “Summary—Our Wholly Owned Properties” on p. 5, under the caption “Summary—Development Opportunities” on p. 8 and under the caption “Summary—Managed Properties” on p. 8, we have revised the disclosure to include information relating to the percentage that each aspect of the Company’s business requested by this Comment contributed to the Company’s total revenues for the year ended December 31, 2004 and for the six months ended June 30, 2005.
Development Opportunities, page 8
     8. Please remove general references to your return on capital. Instead, please revise your MD&A to discuss your development activities and historical rates of return on capital.
     In response to this Comment, under the caption “Summary—Development Opportunities” on p. 8, we have revised the disclosure to delete the sentence that relates to return on capital. We do not believe that revising the MD&A to provide for historical rates of return on capital would provide meaningful disclosure to the investors for a number of reasons, including that: (i) the predecessor’s business has operated for more than 33 years with investing and development activities occurring at many different times in many different entities over that entire period and (ii) although there is common management of the existing entities, there is no common investor base among the entities.
Formation Transactions, page 8
     9. Please provide a more detailed summary of these transactions, including total consideration to be paid, historical book value of the assets to be transferred, and a brief description of the tax protection agreements. Please indicate separately the value of and consideration for Cogdell Advisory Services, which appears to be your management entity.
     In response to this Comment, under the caption “Summary—Formation Transactions” on p. 8, we have revised the disclosure to include additional information relating to total consideration paid, historical book value of the assets transferred and a brief description of the tax protection agreements and have included separate information relating to the value of and consideration for Cogdell Spencer Advisors, Inc.
Material Benefits to Related Parties, page 10
Formation Transaction, page l0
     10. Please disclose the net tangible book value of assets to be transferred by your non-executive managers.
     In response to this Comment, under the caption “Summary—Material Benefits to Related Parties—Formation Transactions” on p. 11, we have revised the disclosure to include a sentence that discloses the net tangible book value of assets to be transferred by the non-executive members of the Company’s management team identified in this section.

Advisory Fee, page 11
     11. Please identify the affiliate and file the engagement letter as an exhibit to this registration statement. Also, please briefly describe the advisory services provided by the affiliate.
     In response to this Comment, under the caption “Summary—Material Benefits to Related Parties—Advisory Fee” on p. 12, we have revised the disclosure to identify the affiliate and briefly describe the advisory services being provided. In addition, we have included the engagement letter as Exhibit 10.11 to Amendment No. 1.
Our Tax Status, page 11
     12. On page 12, please disclose that up to 25% of your assets may be held through your taxable REIT subsidiary (“TRS”) and please disclose that your decision to retain accumulated earnings in the TRS will cause those amounts to be excluded from the 90% of REIT taxable income that is required to be distributed to shareholders.
     In response to this Comment, under the caption “Summary—Our Tax Status” on p. 13, we have revised the disclosure to include the information requested by this Comment.
Distribution Policy, page 12
     13. Please clarify the record date for your intended initial distribution. If public shareholders will not be participating, please revise your discussion of related party benefits to cover amounts to be distributed to affiliated parties.
     In response to this Comment, we advise the Staff supplementally that the record date for the Company’s intended initial distribution will be determined following the closing of the offering. We do not believe it is appropriate to disclose this information in the Registration Statement as the exact record date will be determined by the Company’s board of directors following the closing of the offering.
Risk Factors, page 17
Risks Related to Our Properties and Operations, page 17
     14. Please discuss the risk, if any, related to your reliance on one or a few hospital systems for a material portion of your revenue.
     In response to this Comment, on p. 19, we have revised the disclosure to include a new risk factor entitled “Risk Factors—Risks Related to Our Properties and Operations—We depend on significant tenants.”
If we are unable to promptly re-let our properties..., page 19
     15. Please clarify what portion of your rental revenue the leases subject to expiration account for and please indicate what percentage of your properties are subject to “use” restrictions. Tell us whether these are the same as the deed restrictions referred to in footnote seven on page 7. If not, please revise to discuss these additional deed restrictions, where relevant.

     In response to this Comment, under the caption “Risk Factors—Risks Related to Our Properties and Operations—If we are unable to promptly re-let our properties, if the rates upon such re-letting are significantly lower than expected or if we are required to undertake significant capital expenditures to attract new tenants, then our business and results of operations would be adversely affected” on p. 21, we have revised the disclosure to include additional information relating to the portion of rental revenue accounted for by the leases subject to expiration in 2005, 2006 and 2007. In addition, we have further revised this risk factor to indicate the percentage of our properties based on both number of properties and net rentable square feet that are encumbered by “use” restrictions. We advise the Staff supplementally that the properties subject to “use” restrictions referred to in this risk factor include those properties that are subject to deed restrictions and those owned pursuant to ground leases as indicated by footnotes 7 and 8 in the table under the caption “Summary—Our Wholly Owned Properties” on p. 5 as both groups of properties are subject to certain restrictions. The aforementioned key restrictions are now described in this risk factor.
We own 19 of our wholly owned properties subject to ground leases..., page 21
     16. Please disclose the key restrictions contained in your ground leases and what portion of your total rentable space is subject to these leases.
     In response to this Comment and Comment 15, under the caption “Risk Factors—Risks Related to Our Properties and Operations—If we are unable to promptly re-let our properties, if the rates upon such re-letting are significantly lower than expected or if we are required to undertake significant capital expenditures to attract new tenants, then our business and results of operations would be adversely affected” on p. 21, we have revised the disclosure to include a summary of the key restrictions contained in the Company’s ground leases. In addition, under the caption “Risk Factors—Risks Related to Our Properties and Operations—We own 18 of our wholly owned properties subject to ground leases that expose us to the loss of such properties upon breach or termination of the ground leases” on p. 24, we have revised the disclosure to include information relating to the portion of the Company’s net rentable square feet that is subject to these leases.
Risks Related to the Healthcare Industry, page 24
Adverse trends in healthcare provider operations..., page 24
     17. We note that the healthcare industry is experiencing significant unused capacity in certain areas. Please be more specific and indicate the extent to which you operate in any of these areas.
     In response to this Comment, under the caption “Risk Factors—Risks Related to the Healthcare Industry—Adverse trends in healthcare provider operations may negatively affect our lease revenues and our ability to make distributions to our stockholders” on p. 26, we have revised the disclosure to delete the reference to unused capacity as the Company does not believe that unused capacity is a significant driver of its lease revenues.
Risks Related to Our Debt Financings, page 26
Required payments on principal and interest on borrowings..., page 26
     18. Please revise to make it clear that in 2007 your maturing obligations rise significantly from current levels. Also, we note from page 27 that you may violate restrictive covenants in your loan agreements. Please be more specific as to the nature of these covenants.
     In response to this Comment, under the caption “Risk Factors—Risks Related to Our Debt Financings—Required payments of principal and interest on borrowings may leave us with insufficient cash to operate our properties or to pay the distributions currently contemplated or necessary to qualify as a REIT and may expose us to the risk of default under our debt obligations” on p. 29, we have revised the disclosure to disclose the percentage of our outstanding existing indebtedness that matures during 2007. In addition, we have revised this risk factor to include information relating to the restrictive covenants contained in the loan agreements.
Our ability to pay our estimated initial annual distribution..., page 27
     19. Please revise the title and body of this risk factor to focus on your ability in general to make future distributions. In a separate risk factor, please discuss risks related to your ability to meet your anticipated initial distribution schedule in the event that any of your material assumptions, described on page 40, fail to materialize. Finally, please disclose that you may fund future distributions out of property sales, including at a loss, or equity offerings, which would be dilutive, or that you may suspend distributions altogether.
     In response to this Comment, and our observation that the Company’s estimated initial annual distribution will equal approximately 121.3% of its estimated cash available for distribution to stockholders as calculated under “Distribution Policy” for the 12-month period ending June 30, 2006, we have (i) added a new cover page and summary risk factor addressing this circumstance, (ii) revised the existing risk factor to separately address the possible failure of assumptions to materialize, (iii) added a separate risk factor under the caption “Risk Factors—Risks Related to Our Debt Financings—Our ability to pay distributions following our initial annual period is dependent on a number of factors and is not assured” on p. 30 addressing the Company’s ability to pay distributions in general and (iv) included in both the existing and new risk factors referenced above disclosure relating to how the Company may need to fund distributions in the future. We note that we have been advised by the Company that it does not intend to sell properties to fund its initial annual distribution.
We currently are negotiating to obtain an unsecured..., page 28
     20. Please revise your discussion to reflect the actual terms of the loan agreement once known and file the final agreement as an exhibit to this registration statement. Also, please tell us whether you are negotiating this agreement with any of your underwriters. Finally, we note from page 55 that you may not obtain the line at all. Please discuss risk related to your failure to enter into this financing.
     In response to this Comment, we advise the Staff supplementally that the Company has obtained a commitment for the proposed credit facility. Accordingly, under the caption “Management’s Discussion and Analysis — Unsecured Credit Facility” on p. 64, we have revised the disclosure to include a discussion of the material terms of the credit facility. Accordingly, the Company does not believe that the requested risk factor is appropriate to include.
Risks Related to Our Organization and Structure, page 28
     21. Where relevant, and only to the extent material, please discuss risk related to:

•	the distribution preference and anti-dilution rights accorded to holders of OP and LTIP units (see page 113); and

•	the limitations contained in your partnership agreement on your ability to enter into a change of control transaction or retain the proceeds of stock offerings (see page 114).
     We do not believe that the distribution preferences and anti-dilution rights afforded to the holders of the LTIP units or OP units are material to investors for the following reasons. First, neither the LTIP units nor the OP units enjoy liquidation preferences compared to the Company’s common stock. The OP units are intended to be economically equivalent to a share of common stock. In addition, as disclosed under the caption “Management—2005 Long-Term Stock Incentive Plan—Long-Term Incentive Plan Units,” the LTIP units are a special class of partnership interests in the operating partnership that are initially in a junior position compared to the OP units with respect to liquidating distributions. However, upon the occurrence of certain specified events, the LTIP units may achieve parity with, but will not enjoy any preference over, the OP units or for that matter the shares of common stock. In addition, the anti-dilution provisions relating to the OP units and the LTIP units are designed to protect the holders of these securities against events that would unfairly dilute their economic interests, such as a common stock split. While these provisions protect these holders against unfair dilution, they do not afford them with advantages compared to the holders of common stock, which might be the case if the anti-dilution provisions were triggered in the event of common stock issuances below certain specified levels.
     In addition, we do not believe that the limitations contained in the operating partnership agreement relating to the ability of the Company to enter into change of control transactions are material to investors due to the fact that these provisions only operate in circumstances in which the holders of OP units are not offered equivalent consideration in a change of control transaction compared to the consideration that is offered to holders of common stock in such transaction. In essence, so long as the holders of OP units are treated the same in the change of control transaction as holders of shares of common stock, the holders of OP units do not have approval rights in such transaction.
Risks Related to the Offering, page 35
Future sales of our common stock may depress the price..., page 36
     22. Please quantify the number of shares you intend to register under your 2005 incentive plan.
     In response to this Comment, under the caption “Risk Factors—Risks Related to the Offering—Future sales of our shares of common stock may depress the price of our shares” on p. 39, we have revised the disclosure to indicate the number of shares the Company intends to register under its 2005 incentive plan.
Use of Proceeds, page 38
     23. Please make it clear what the proceeds of this offering will be used for. Also, please tell us whether offering proceeds will be used to pursue the $3.2 million acquisition referred to on page 98, and provide additional disclosure as appropriate. Refer to Instruction 6 to Item 504 of Regulation S-K. Finally, please clarify what “other debt” refers to and tell us why it is appropriate for you to assume the proceeds of your proposed line of credit.
     In response to this Comment, under the caption “Use of Proceeds” on p. 41, we have revised the disclosure to delete the sentence that states that the Company may fund the uses described therein from other sources and to delete the references to the line of credit and other debt from the table. We advise the Staff supplementally that all of the proceeds from the offering will be used and the cash contributed from the predecessor will be used to satisfy the balance of the uses. In addition, we advise the Staff supplementally that the $3.2 million acquisition referred to on p. 110 will be made with the use of OP units issued by the Company’s operating partnership as disclosed under the caption “Structure and Formation of Our Company—Consolidation Transaction—Contribution and Exchange of Ownership Interests in Our Predecessor.”
Distribution Policy, page 40
     24. Please describe in your narrative all material assumptions you have made in arriving at cash available for distribution. In revising your disclosure, please:
•	disclose the sources of and any assumptions underlying estimated cash flows from investing and financing activities; and

•	discuss the impact on your assumptions of the tax protection agreements connected to your formation transactions, including the possibility of increased debt or required cash payments.

Please note, material assumptions that could impact distributions should be reflected in your summary disclosure on page 12.
     In response to this Comment, under the captions “Distribution Policy” on p. 43 and “Summary—Distribution Policy” on p. 13, we have revised the disclosure relating to the material assumption made in arriving at cash available for distribution. The Company does not believe, however, that the tax protection agreements will impact the payment of distributions during the period covered by the distribution policy discussion because such payments would only be triggered if the Company decides to sell any of its properties that are subject to the tax protection agreements or if the Company fails to maintain certain minimum levels of debt with respect to these properties. The Company advises the Staff supplementally that it does not have any current intention to dispose of any of its properties and expects to maintain all required minimum levels of debt required under the tax protection agreements.
     25. Please tell us why you have not included any adjustments related to unconsolidated entities. In this regard, please consider whether your financial obligations related to any of your development projects or joint-operating ventures could impact your ability to satisfy your intended distribution schedule.
     In response to this Comment, we advise the Staff supplementally that in the table under the caption “Distribution Policy” on p. 43, the “Pro forma income before minority interests” line item already reflects our pro rata share of losses from unconsolidated real estate joint ventures. Additionally, we have added a new line entitled “Pro forma depreciation and amortization from unconsolidated partnerships” to reflect adjustments related to unconsolidated entities. We further advise the Staff supplementally that the Company does not have any further funding obligations related to its development projects or joint-operating ventures that could impact its ability to satisfy its intended distribution schedule.
     26. In footnote (5) you assume a percentage lease renewal with respect to leases expiring after March 31, 2005 and prior to April 1, 2006 based on a percentage average lease renewal rate for the three years ended December 31, 2004. In your next amendment please remove this assumption as we do not believe it is reasonable to assume renewals of leases in arriving at estimated cash available for distribution for the 12 months ending March 31, 2006. You should only include the effect of new leases or renewals of existing leases if leases have been signed.
     In response to this Comment, we acknowledge that the Staff has not generally permitted an assumption relating to lease renewals for leases that have not been signed as of the date of filing. With respect to the Company, we believe that it would be materially misleading to investors to assume no renewals of leases when the Company has had renewal rates of 94.7% in 2004, 98.0% in 2003 and 92.8% in 2002. Based on these extremely high historical lease renewal rates, we believe it is more appropriate for an investor’s investment analysis to assume a renewal rate based on the average rate for the past three calendar years. This successful renewal rate is based on a number of factors, including the fact that the Company’s tenant-physicians are less inclined to move than other office tenants. There is a significant amount of money invested in a doctor’s office in relation to other office types and as a result doctors do not move as frequently as other types of office tenants. For the foregoing reasons, we respectfully request that the Staff reconsider its position in this situation.
Selected Financial Data, page 48
     27. Revise your reconciliation of FFO to begin with net income. Also confirm to us and clarify in the next amendment that the adjustment to net income for unconsolidated entities’ real estate depreciation includes only your proportional share of the depreciation expense. See Item 10(e) of Regulation S-K.
     In response to this Comment, on p. 52 we have revised the reconciliation of FFO to begin with net income. The Company also confirms and has included in Amendment No. 1 that the adjustment to net income for unconsolidated entities’ real estate depreciation includes only the Company’s proportional share of the depreciation expense.
Management’s Discussion and Analysis, page 49
Overview, page 49
     28. Where relevant, please discuss your use of leverage, including your existing leverage and target leverage ratios and any changes in leverage from period to period.
     In response to this Comment, we refer the Staff to the third paragraph under the caption, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on p. 53, in which a discussion of the Company’s use of leverage was included. However, we advise the Staff supplementally that we have not included any target leverage ratios as the Company does not intend to have any target leverage and will use leverage in its capital structure when it deems necessary or appropriate. We do not believe it would be appropriate to include a target level when the Company does not have a target level in place. Further, in response to the Staff’s Comment regarding changes in leverage from period to period, we have revised the disclosure to include a discussion of the predecessor’s leverage practice.
     29. Where relevant, please discuss potential future charges related to $2.9 million in LTIP units you expect to issue to Messrs. Spencer and Handy upon the close of this offering.
     In response to this Comment, on p. 62, we have revised the disclosure to include a new section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Expected Equity-Based Compensation Charge,” in which we discuss certain compensation charges associated with issuances under our 2005 Long-Term Stock Incentive Plan, including the issuances to Messrs. Spencer and Handy upon the closing of the offering.
     30. Please clarify your definition of rental and fee revenue. It appears from page F-35 that “rental” revenue actually consists of rent earned from properties owned by you and rent from advisory fees. On the other hand, fee revenue appears to refer exclusively to fees earned from your development projects. Rental revenue and management or advisory fees and associated expenses should be broken out and discussed separately. In revising your disclosure, please explain where you derived the $643,553 figure cited on page 8.
     In response to this Comment, under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” on p. 56, we have revised the disclosure to include separate discussions of the predecessor’s rental revenue, management fees, development fees and consulting/finance fees. We further advise the Staff that we have revised the $643,553 figure on p. 8 to $936,837 referenced under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year ended December 31, 2004 compared to year ended December 31, 2003—Total Revenue” on p. 57.
     31. Where relevant, please explain briefly, from note 11 to your financial statements, your approach to reconciling reported results through the elimination of intersegment revenue and expenses tied to related parties. Also, please explain whether you expect to continue making such a distinction following the close of the formation transactions and your purchase of properties currently rented by related parties.
     In response to this Comment, under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on p. 53, we have revised the disclosure to include the requested information. We advise the Staff supplementally that intersegment revenue represents management fees charged to our wholly owned properties. Such amounts are eliminated following typical consolidation practice. The fees are relevant to an investor and are consistent with the manner in which management views the segments. As such, the Company intends to continue this practice following the closing of the formation transactions and the offering.
     32. Please provide a discussion of factors that may impact the comparability of results, such as the recent accounting pronouncements discussed on page 58. Refer to instruction 2 to Item 301 of Regulation S-K.

     In response to this Comment, under the caption “Management Discussion and Analysis of Financial Condition and Results of Operations—Overview” on p. 53, we have revised the disclosure relating to the comparability of results.
     33. In each period discussed, it appears that improvements in net income were primarily related to significant decreases in interest expense. These decreases themselves appear to be tied mainly to your hedging activity. In addition, we note that improvement in total revenue for 2004 versus 2003 was driven in part by a $1 million (73%) increase in development fees. Please revise to discuss your expectations regarding future reliance on hedging and development fees. Disclose whether management views these activities as significant drivers of net income or revenue for future periods.
     In response to this Comment, under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends Which May Influence Results of Operations” on p. 54, we have revised the disclosure to include the requested information.
Results of Operations, page 52
Three months ended March 31, 2005 compared to three months ended March 31, 2004, page 52
     34. Please revise the disclosure of total revenues to discuss fee revenue for this period.
     In response to this Comment, under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Six months ended June 30, 2005 compared to six months ended June 30, 2004” on p. 56, we have revised the disclosure to include a separate discussion of fee revenue and rental revenue for this period.
Liquidity and Capital Resources, page 54
     35. Please revise to discuss historical changes in cash flow from operations, financing and investing activities.
     In response to this Comment, we have revised the disclosure on p. 59 to include a separate discussion of historical changes in cash flow from operations, financing and investing activities entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash Flows.”
Short-Term Liquidity Needs, page 54
     36. Please discuss in more detail the anticipated changes in your cash position following this offering and quantify the existing cash balance of your predecessor. Quantify funds to be used for all known short-term transactions, as opposed to merely relying on estimates based on historical capital expenditures. Such transactions would appear to include:
•	repayment of debt;

•	cash payments to interest holders;

•	the success fee to the affiliate of Mr. Jennings;

•	unfunded capital expenses, including property improvements, renovation or development;

•	commitments related to your development agreements;

•	the intended initial annual distribution;

•	the $3.2 million acquisition referred to on page 98;
     In response to this Comment, we advise the Staff supplementally that there are no funding obligations of the Company related to development agreements. In addition, we advise the Staff supplementally that the $3.2 million acquisition referred to on p. 110 will be made with the use of OP units issued by the Company’s operating partnership as disclosed under the caption “Structure and Formation of Our Company—Consolidation Transaction—Contribution and Exchange of Ownership Interests in Our Predecessor.” With respect to the balance of this Comment, under the caption “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources” on p. 60, we have revised the disclosure to quantify the uses of the Company’s cash for known short-term transactions.
     37. Please disclose restrictions on the liquidity of your assets, including illiquidity common to most real estate, but also characteristics specific to your target asset type as well as any contractual or regulatory restrictions. In revising your disclosure, please address liquidity issues connected to the tax protection agreements described on page 98, quantify any current or long-term liabilities and consider whether these agreements constitute contingent obligations. In this regard we note that these agreements
•	appear to place an eight-year hold on your ability to sell property, include 12 years of “deficit reduction” rights and may require cash payments to cover tax obligations; and

•	may place limits on your debt levels, which could inhibit your ability to refinance these properties to meet both short- and long-term liquidity needs.
     In response to this Comment, under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long Term Liquidity Needs” on p. 61, we have revised the disclosure to address property sales. We did not add any disclosure relating to the suggestion that the tax protection agreement may inhibit the Company’s ability to refinance its debt since these agreements do not put limits on the Company’s debt levels. We do not believe that these agreements constitute contingent obligations since the Company is in control of the circumstances under which payments under the tax protection agreements may be triggered and the Company intends to operate its business in a manner so that such payments are not triggered. In addition, because the Company is in control of the circumstances under which payments under the tax protection agreements may be triggered and the Company intends to operate its business in a manner so that such payments are not triggered, it does not believe that it has liabilities, contingent or otherwise, that should be quantified and presented in the prospectus. During the last approximately two-year period, we have found five REITs that included disclosure relating to tax protection agreements similar to those being used by the Company but none of these included the quantification disclosure requested by the Staff here (Digital Realty Trust, Extra Space Storage Inc., Feldman Mall Properties, Inc., Maguire Properties, Inc. and American Financial Realty Trust) and two that included the quantification disclosure (BioMed Realty Trust Inc., and Ashford Hospitality Trust

Inc.). We believe that the disclosure was not requested in five of the seven precedents because (i) the intent of the companies was not to sell the properties or to otherwise trigger the indemnification payments, (ii) the companies controlled the circumstances that would give rise to these payments and the calculation of the amount is speculative because it depends upon the eventual selling price of the property and the remaining tax basis of the property at the time of the sale. We further advise the Staff that quantifying any liabilities associated with the tax protection agreements is further complicated with respect to the Company as compared to Biomed and Ashford as the tax protection agreements relate to 39 properties and involve hundreds of individuals in the current situation.
     38. Where relevant, please discuss what appears to be, from page 55, a significant decrease in capital expenditures in the first quarter of 2005. Please indicate whether this comports with your expectations going forward and discuss, to the extent applicable, any seasonality associated with your capital expenditures.
     In response to this Comment, under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Short-Term Liquidity Needs” on p. 60, we have revised the disclosure to include the requested information.
     39. Please discuss the impact on your liquidity of the put held by the charitable foundation, as described on page 70.
     In response to this Comment, we advise the Staff supplementally that the put held by the charitable foundation will not impact the Company’s liquidity, as described under the caption “Business and Properties—Managed Properties.” The charitable foundation has the right to put any of these properties to Messrs. Cogdell and Spencer in the event the operations of such property cause the foundation to incur unrelated business income taxes in excess of the net cash flow received by the charitable foundation from the property. If Messrs. Cogdell and Spencer do not make additional cash contributions to the foundation to cover such excess taxes, then the foundation has the right to require Messrs. Cogdell and Spencer to purchase the foundation’s interest in the property for its then fair market value, to be determined by a qualified appraiser in the absence of agreement between the parties. Upon the exercise of the put by the charitable foundation, the Company has the right, but not the obligation, to assume Messrs. Cogdell and Spencer’s obligations to purchase these properties.
     40. We note from page 18 that 7.4% of your properties are located in Louisiana. To the extent material, please discuss the impact on your properties from Hurricane Katrina.
     In response to this Comment, we have revised the disclosure to include a new section entitled “Management Discussion and Analysis of Financial Condition Results of Operation—Impact of Hurricane Katrina” on p. 61, in which we discuss the impact of Hurricane Katrina on the Company’s properties. Please note that the Company does not believe that the effects of Hurricane Katrina will materially affect the Company’s operations or financial condition.
     41. In light of the foregoing, and your statement on page 26 that you do not expect cash flow from operations to be sufficient to meet your maturing debt obligations, please provide an estimate of how long you believe you will be able to meet your liquidity needs based on your cash position at the close of this offering.
     In response to this Comment, under the caption “Management Discussion and Analysis of Financial Condition Results of Operation—Liquidity and Capital Resources—Long Term Liquidity Needs” on p. 61, we have revised the disclosure to include information that the Company expects to refinance maturing debt obligations when necessary or appropriate.

Off-Balance Sheet Arrangements, page 55
     42. You disclose that you are not expected to guarantee the obligations of unconsolidated entities or to provide funding to any such entities. However, on page F-29 you disclose that you have guaranteed mortgage notes payable for unconsolidated real estate joint ventures. Please clarify your disclosure as necessary.
     In response to this Comment, under the caption “Management Discussion and Analysis of Financial Condition Results of Operation—Off-Balance Sheet Arrangements” on p. 62, we have revised the disclosure to include the required information.
Indebtedness Outstanding Upon Completion of the Offering, page 55
     43. On page 56, please disclose the prepayment terms of your mortgages.
     In response to this Comment, under the caption “Management Discussion and Analysis of Financial Condition Results of Operation—Indebtedness Outstanding Upon Completion of the Offering” on p. 63, we have revised the disclosure to include the requested information.
Commitments and Contingencies, page 56
     44. Please expand the table to include interest payments due in each year.
     In response to this Comment, under the caption “Management Discussion and Analysis of Financial Condition Results of Operation—Commitments and Contingencies” on p. 65, we have revised the disclosure to include the requested information.
     45. We note that the long-term debt obligation presented in the table on page 57 is significantly less than what is presented on the Predecessor entity’s balance sheet. It appears that you are attempting to present pro-forma long-term debt. Please revise this table to present your actual commitments and contingencies as of March 31, 2005.
     Pursuant to our discussions with the Staff on September 12 and 13, 2005, under the caption “Management Discussion and Analysis of Financial Condition Results of Operation—Commitments and Contingencies” on p. 65, we have (i) revised the table to disclose the predecessor’s known contractual obligations as of December 31, 2004 and (ii) included an additional table that discloses the Company’s contractual obligations as of June 30, 2005, on a pro forma basis, taking into account the obligations the Company expects to have upon completion of the formation transactions and the offering.
Industry Background/Market Opportunity, page 60
     46. Please provide support for all statistics and demographic information cited in this section.
     The Company will provide to the Staff supplementally support for all statistics and demographic information cited it this section.

Business and Properties, page 64
     47. In order to avoid confusion, here and throughout your prospectus, please avoid referring to companies as “partners” unless you share revenue with them.
     In response to this Comment, under the caption “Business and Properties” we have deleted reference to the word “partners” where appropriate.
     48. Please provide us with objective support for or omit the following statements appearing here, in your MD&A and in your summary:
•	that you are leading owner of specialty office properties for the medical profession. Please clarify in the first sentence the measure by which you consider yourself to be a leader;

•	that you have successfully developed and maintained customized office buildings;

•	that you have experienced a “high level” of customer satisfaction and enjoy a strong reputation;

•	that your hospital campus locations are coveted;

•	that you exceed the national occupancy rate (page 65) and industry operating efficiencies (page 67); and

•	that your tenant base provides you with more stable cash flow relative to your peers (page 73). Please identify your peers.
     In response to this Comment, we have deleted the words “leading,” “successfully,” “strong reputation” and “coveted,” and the information described in the final bullet point identified in the Comment from Amendment No. 1. With respect to the information identified in the second, third (“high level” of customer satisfaction) and fifth bullet points identified in the Comment, the Company will provide supplementally to the Staff support for such statements.
Our Competitive Strengths, page 65
     49. We note from the fourth bullet point on page 66 that you believe that your focus on operating your properties, as opposed to entering into sale-leaseback arrangements, will help you achieve “unique and attractive” cash flow growth. Please clarify what you mean by unique and explain the basis for this statement in light of your historical results, which show decreases in cash flow from operations in the first quarter of 2005 and for the full year 2003.
     In response to this Comment, under the caption “Business and Properties—Our Competitive Strengths” on p. 73, we have revised the disclosure to delete the phrase “unique and attractive” cash flow growth from the fourth bullet point.

Business and Growth Strategies, page 67
     50. We note from the second bullet point that you intend to continue to enter into joint ventures with physicians and physician groups as investors. Please explain how this disclosure comports with your disclosure on page 62, that physicians facing problems of liquidity caused by falling reimbursement rates and increasing technology needs are in fact looking to sell their interests in real property.
     In response to this Comment, under the caption “Industry Background/Market Opportunity—Key Trends Affecting Healthcare Providers—Reductions in Medicare Reimbursement” on p. 70, we have revised the disclosure to clarify that the medical service providers referenced in this section should be limited to hospitals only and not the physicians and physician groups who invest with the Company.
Our Aggregate Portfolio, page 67
     51. We note from page 98 that you intend to acquire a property at the close of this transaction. Please describe it in more detail. If you are acquiring this property from a related party, please provide a description of the transaction under “Certain Relationships and Related Transactions.”
     In response to this Comment, we advise the Staff supplementally that the referenced property is identified as 190 Andrews in the table under the caption “Business and Properties—Our Aggregate Portfolio” on p. 75, which includes the more detailed information requested by the Comment. In addition, we advise the Staff supplementally that although the Company has in the past managed this property, it is not currently owned by a related party and therefore the Company does not believe that a description of the transaction under “Certain Relationships and Related Transactions” is required.
     52. With respect to your wholly owned properties, please provide the disclosure required by Item 15(e) and, to the extent applicable, Items 15(g) and (h) of Form S-11.
     The disclosure mandated by Items 15(e), (g) and (h) of Form S-11 relate only to properties that contributed “10 percent or more of the total assets of the Registrant.” As none of the Company’s assets meet this threshold, the Company does not believe that the additional disclosure items are required or material to an investor’s investment analysis.
     53. Please tell us why you have not provided, here and in your discussion of indebtedness on page 55, property-level disclosure under Items 14 and 15 with respect to your joint venture operating properties and your development projects.
     In response to this Comment, under the captions “Business and Properties—Our Aggregate Portfolio” on p. 75 and “Management Discussion and Analysis of Financial Condition Results of Operation—Indebtedness Outstanding Upon Completion of the Offering” on p. 63, we have revised the disclosure to include material information related to these properties.

Managed Properties, page 70
     54. Please identify each of your managed properties and describe them in more detail, including:
•	your equity stake in each,

•	the key terms of your management agreements (including your right to assume obligations under the put held by the charitable foundation),

•	length of time before termination, and

•	how much of your total square feet under management is attributed to each property.
     In response to this Comment, in the table under the caption “Business and Properties—Managed Properties” on p. 79, we have revised the disclosure to include the requested information. We further advise the Staff supplementally that the Company currently holds no equity stake in any of the properties it manages for third parties.
     55. We note from page 98 that you expect to manage Gulfport MOB after its sale. Please include a description of this property here or tell us why you believe such disclosure is not appropriate.
     In response to this Comment, under the caption “Business and Properties—Managed Properties” on p. 79, we have revised the disclosure to include a brief description of the property.
     56. We note that 15 of the 16 properties that you currently manage are held by clients with whom you have an existing investment relationship. Please describe this relationship in more detail.
     In response to this Comment, in the table under the caption “Business and Properties—Managed Properties” on p. 79, we have revised the disclosure to indicate the hospital system that is associated with the particular property.
Our Tenants, page 72
     57. Please clarify your footnotes to the table on page 73. It does not appear that the footnote regarding East Jefferson General Hospital corresponds to any of the tenants presented in this table.
     In response to this Comment, under the caption “Business and Properties—Our Tenants” on p. 82, we have revised the disclosure to delete footnote 2 to the table.
Development, Acquisition and Asset Selection Process, page 73
     58. Please revise to discuss whether you intend to retain ownership of properties you develop or if you develop properties with the intent to sell them to health care providers. Discuss your historical experience as well as your strategy for future developments. Disclose the number of properties in your current portfolio — whether or not wholly owned — that were development projects you initiated and identify those properties.

     In response to this Comment, under the caption “Business and Properties—Development, Acquisition and Asset Selection Process” on p. 83, we have revised the disclosure to include additional disclosure that the Company historically has retained and expects to continue to retain ownership of the properties that it develops. In addition, the Company has added to this section information relating to the number of the existing properties in its current portfolio that were developed by the Company or its predecessor.
Regulation, page 75
     59. Please discuss any regulatory restrictions on the right of physicians to hold an ownership interest in your properties, including provisions of the Medicare Prescription Drug and Modernization Act of 2003 and the related moratorium on the availability of the Whole Hospital Exception.
     We advise the Staff supplementally that the existing entities that directly own our properties are not healthcare providers and therefore, there are no health care regulatory restrictions that are directly applicable to the ownership interests in our properties held by physicians. Specifically, you inquired whether the provisions of Section 507 of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA 2003”), which imposed an 18 month moratorium on physician investment in specialty hospitals, would affect physician ownership in our properties. MMA 2003 was an amendment to the Stark self-referral law (42 U.S.C. 1385nn), commonly known as the “Stark II” law. The Stark II law prohibits physicians from referring patients to any entity if they have a financial relationship with or ownership interest in the entity and the entity provides certain designated health services. As the existing entities do not own or operate hospitals, nor provide any designated health services, neither the Stark II law nor the moratorium imposed by MMA 2003 (which expired on June 8, 2005) apply to physician ownership in the existing entities.
     The Federal Anti-kickback statute (42 U.S.C. Section 1370a-7b(b)), which generally prohibits payment or solicitation of remuneration in exchange for referrals for items and services covered by federal health care programs to persons in a position to refer such business, also does not apply to ownership in the existing properties as these entities do not provide or bill for medical services of any kind. For the same reasons, similar state laws that prohibit physician self referrals or kickbacks, also do not apply.
     In response to this Comment, under the caption “Business and Properties—Regulation” on p. 85, we have revised the disclosure to include a summary of the foregoing.
Management, page 78
     60. Please disclose your promoters. Refer to Item 11(d) of Form S-11. To the extent applicable, please provide the disclosure required by Item 401(g) of Regulation S-K.

     In response to this Comment, under the caption “Management—Executive Officers, Directors, Director Nominees and Other Officers” on p. 88, we have revised the disclosure to disclose that Messrs. Cogdell and Spencer are promoters with respect to the Company.
     61. Please provide more detailed disclosure of Dr. Smoak’s recent professional experience.
     In response to this Comment, under the caption “Management—Executive Officers, Directors, Director Nominees and Other Officers” on p. 88, we have revised the disclosure to include additional information relating to Dr. Smoak’s recent professional experience.
Executive Compensation, page 83
     62. Please tell us why you cannot include historical compensation information for the last completed fiscal year based on compensation received by your officers from your combined predecessors.
     We continue to believe that disclosure of historical compensation information would not be meaningful to an investor because the executive officers of the Company’s predecessor owned equity interests in various properties owned by the Company’s predecessor and did not rely on traditional salary and bonuses as the principal method of compensation. As a result, the Company does not believe that comparing the predecessor’s historical compensation information with the Company’s expected post-closing compensation is meaningful disclosure to investors. Rather, the Company believes the most meaningful disclosure to investors is to provide investors an indication of the compensation levels that would be in effect for the Company upon completion of the offering. Nevertheless, in response to this Comment, we have revised the disclosure in the table under the caption “Management—Executive Compensation” on p. 93 to include the historical compensation information for the last completed fiscal year.
Employment Agreements, page 84
     63. Please define “good reason,” “change of control” and “disability” for purposes of your employment agreements. Also, we note from page 85 that your officers are subject to confidentiality, non-compete and anti-solicitation terms. Please explain the operation of these terms in more detail and explain, from page 84, why you would provide additional severance in the event the terminating officer agrees to be bound by provisions that appear to be already included in the employment agreement. If your officers are not automatically subject to such terms, please explain the discrepancy and amend your risk factors accordingly. Finally, please disclose, on page 85, the tax consequences to you of the gross-up terms in your employment agreements.
     In response to this Comment, under the caption “Management—Employment Agreements” on p. 96, we have revised the disclosure to include the requested information and to clarify the situations in which the additional severance would be provided.
     64. Please describe in more detail the bonus and other incentive provisions of the employment agreements. Disclose how the compensation committee will determine the amount of such payments.
     We advise the Staff supplementally that the employment agreements do not set forth in more detail the bonus arrangements. Bonus payments and the means for determining such payments are left to the discretion of the Company’s compensation committee. In response to this Comment, however, under the caption “Management—2005 Incentive Bonus Plan” on p. 100, we have revised the disclosure to include certain general criteria that will be applied by the Company’s compensation committee in determining the amount of any bonus payments, if any.
Certain Relationship and Related Transactions, page 91
     65. Please revise your description of transactions involving Messrs. Cogdell, Spencer and Handy and Dr. Smoak to disclose cost and depreciation information, as required by Instruction 5 to Item 404(a) of Regulation S-K and Item 23 of Form S-11.
     In connection with the formation transactions, Messrs. Cogdell, Spencer, Handy and Dr. Smoak will be contributing a variety of interests in a variety of entities that currently own the existing properties. The prospectus already includes information that discloses the net tangible book value of the interests being contributed in the formation transactions. See pp. 11 and 101-103. We believe that disclosure of cost and depreciation information for these interests will add very little if anything to an investor’s understanding of the formation transactions. At the same time, presenting this information in a reliable fashion, in light of the fact that the assets in the portfolio have been acquired over a 33-year period, would be extremely burdensome for the Company and would require it to find, identify and review records that in some cases are more than 30 years old.
     66. We note disclosure on page 70 regarding your right to assume the obligations of Mr. Cogdell and Mr. Spencer upon the charitable foundation’s exercise of a put. Please revise the disclosure here to describe the key terms of the agreement between you and Messrs. Cogdell and Spencer and file the agreement as an exhibit to the registration statement.
     In response to this Comment, under the caption “Certain Relationships and Related Transactions—Benefits to Related Parties—James W. Cogdell” and “—Frank C. Spencer” on p. 101, we have revised the disclosure to include the requested information and will file the agreement as an exhibit to the Registration Statement.
     67. Please quantify the value of benefits associated with the tax agreements with Messrs. Cogdell, Spencer and Handy and, if applicable, Dr. Smoak. Also, please quantify the aggregate payment to date to the affiliate of Mr. Jennings.
     In response to this Comment, under the caption “Certain Relationships and Related Transactions—Benefits to Related Parties—Richard B. Jennings” on p. 102, we have revised the disclosure to include the requested information with respect to the aggregate payment to date to Realty Capital International Inc., an affiliate of Mr. Jennings. With respect to the balance of this Comment, we believe that there is no accurate or meaningful manner in which to value the benefits associated with the tax protection agreements for Messrs. Cogdell, Spencer and Handy. As we have discussed with the Staff, the Company’s indemnification obligations would only be triggered if the Company decides to sell any of its properties that are subject to the tax protection agreements or if the Company fails to maintain certain minimum levels of debt with respect to these properties. The Company advises the Staff supplementally that it does not have any current intention to dispose of any of its properties and expects to maintain all required minimum levels of debt required under the tax protection agreements. Therefore, any potential liability is extremely remote. The Company is not required to include any contingent liability in its financial statement to reflect this remote liability as it is substantially within the Company’s control whether to incur this liability by either selling a property or failing to maintain the minimum debt level on a property. See also the response to Comment 37.
     68. Please describe the LTIP units granted to Mr. Spencer and Mr. Handy in more detail. Disclose the terms of the units and the reason for the grant.
     In response to this Comment, under the caption “Certain Relationship and Related Transactions—Benefits to Related Parties—Frank C. Spencer” and “—Charles M. Handy” on pp. 101 and 102, we have revised the disclosure to include the number of LTIP units granted as well as any assumption about their value. In addition, we also have added to these sections cross-references to the discussion of the “2005 Long-Term Incentive Plan—Long-Term Incentive Plan Units” in which the LTIP units are described in detail.
Policies With Respect to Certain Activities, page 93
     69. With respect to each policy discussed, please indicate whether it may be changed by the board or management without a shareholder vote.
     In response to this Comment, under the caption “Policies with Respect to Certain Activities” on p. 104, we have revised the disclosure, as necessary, to include the requested information.
Investment Policies, page 93
     70. If true, please indicate that there are no limitations on the percentage of your assets that may be invested in any one type of asset, notwithstanding REIT qualification requirements. Refer to Item 13 of Form S-11.
     In response to this Comment, under the caption “Policies with Respect to Certain Activities—Investment Policies—Investments in Real Estate or Interests in Real Estate” on p. 104, we have revised the disclosure to include the requested information.
Investments in Securities or Interests in Entities Primarily Engaged in Real Estate Activities and Other Issuers, page 94
     71. Please provide the more detailed disclosure required by the instructions to Items 13(c) and (d) of Form S-11.
     In response to this Comment, under the caption “Policies with Respect to Certain Activities—Investment Policies—Investments in Securities or Interests in Entities Primarily Engaged in Real Estate Activities and Other Issuers” on p. 105, we have revised the disclosure to include the requested information.
Structure and Formation of Our Company, page 97
     72. Please file all material agreements relating to the consolidation transaction as exhibits to this registration statement We note from your May 6, 2005 correspondence that the agreements are variously referred to as merger, contribution, transaction and consolidation agreements.

     We have included with Amendment No. 1 as Exhibits copies of certain material agreements. We will file the remaining material agreements in a subsequent pre-effective amendment.
Contribution and Exchange of Ownership Interests in Our Predecessor, page 97
     73. Please identify the property that you currently manage and expect to acquire from its tenant-owners in exchange for OP units equal to $3.2 million.
     In response to this Comment, we advise the Staff supplementally that the referenced property is identified as 190 Andrews in the table under the caption “Business and Properties—Our Aggregate Portfolio” on p. 75. In addition, we advise the Staff supplementally that although the Company has in the past managed this property, it is not currently owned by a related party. Under the caption, “Structure and Formation of Our Company—Consolidation Transaction—Contribution and Exchange of Ownership Interests in our Predecessor” p. 109, we also have identified the property referenced in this Comment.
Valuation of Existing Entities, page 98
     74. Please discuss here any identified drawbacks to the cap rate as a method of valuation. For instance, it appears to us that the cap rate does not consider the impact of distribution preferences granted to debt holders, which can materially reduce the anticipated rate of return for equity holders. In addition, cap rates may not adequately consider future capital outlays relating to planned or unplanned improvements and renovations.
     In response to this Comment, under the captions “Structure and Formation of the Company—Consolidation Transaction—Valuation of Existing Entities” on p. 110, we have revised the disclosure to discuss the drawbacks that may be associated with the use of the capitalization rate methodology and revised the disclosure under the caption and “Summary—Formation Transactions” on p. 8 to provide greater detail regarding the formation transactions.
     75. If true, please confirm, both here and in your summary, that the consideration to be paid by you for the existing entities is equal to the cap rate valuation, was fixed prior to filing, and will not change regardless of the final price of shares sold in this offering.
     In response to this Comment, under the captions “Structure and Formation of Our Company—Consolidation Transaction—Valuation of Existing Entities” on p. 110 and “Summary—Formation Transactions” on p. 8, we have revised the disclosure to indicate that the valuation of each of the existing entities and Cogdell Spencer Advisors, Inc. and that the number of shares of common stock or OP units that each holder of an ownership interest could receive in exchange for its underlying interest in the various contributed entities was fixed prior to the initial filing of the Registration Statement.
Excluded Assets, page 98
     76. Please revise to describe Mr. Handy’s percentage interest in the four excluded properties.
     In response to this Comment, we advise the Staff supplementally that Mr. Handy does not own an interest in any of the four excluded properties.

Tax Protection Agreements, page 98
     77. Please explain the key terms of these agreements in more detail. In particular, please describe the specific tax liabilities covered by the indemnification. Also, please explain, from page 99, what it means to allow holders to guarantee debt and what a “deficit restoration obligation” entails.
     In response to this Comment, under the caption “Structure and Formation of Our Company—Consolidation Transaction—Tax Protection Agreements” on p. 111, we have revised the disclosure to explain the terms of the tax protection agreements in more detail, explain the covered tax liabilities and what it means for holders to guarantee debt or enter into deficit restoration obligations.
Shares Eligible for Future Sale, page 117
General, page 117
     78. Please expand your disclosure to include LTIP and any other vested stock grants.
     In response to this Comment, under the caption “Shares Eligible for Future Sale” on p. 129, we have revised the disclosure to include the requested information.
Underwriting, page 140
     79. We note from page 141 that the underwriters have reserved shares for sale directly to your directors, employees and other persons. Please tell us the procedures investors must follow in order to purchase the offered securities, including how and when the underwriters or the company will receive communications or funds. In this regard, please describe the process for confirmation and settlement of sales to directed share purchasers, including:
•	whether directed share purchasers will be required to establish accounts before the effective time, and if so, what if any funds will be put in newly established brokerage accounts before the effective date;

•	what, if any, relationship will any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser; and

•	how the procedures for the directed share program will differ from the procedures for the general offering to the public.

Also, please provide us with a copy of all materials that you or the underwriters will send to prospective investors in connection with the directed share program.
     Citigroup Global Markets Inc., through Smith Barney, a division of Citigroup Global Markets Inc., will be administering the directed share program. The materials that we are providing to the Staff as Exhibit A to this letter (other than the Conflict Clearance Letter) represent Citigroup Global Markets Inc.’s form of directed share program materials that have previously been reviewed by Kristina S. Wyatt of the Staff.

     Please note that senior executives of the Company are preparing a list of directors, officers, employees , and certain of their friends and family members, and certain other persons whom the Company would like to invite to participate in a directed share program.
     Representatives of the Company and the underwriters have agreed to reserve for the directed share program up to 5% of the amount of common shares to be sold in the proposed offering at the initial public offering price. The Company and Citigroup Global Markets Inc. believe that this amount represents an amount which is (1) sufficient to allow the Company to make available a limited number of shares to such individuals and (2) customary in transactions of this type. Although the Company has not determined the final number of persons it would like to invite to participate in the directed share program, the Company currently expects to invite all of its officers, directors and employees, and certain of their friends and family members, and certain other persons. The Company intends to distribute the directed share program materials to potential purchasers once the preliminary prospectus is printed.
     The directed share program materials will include a Lock-Up Agreement requiring each purchaser in the directed share program to agree that for a period of 25 days from the date of the prospectus, such purchaser will not, without prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of its common stock purchased in the directed share program. Each purchaser will be required to sign the Lock-Up Agreement and submit it to Citigroup Global Markets Inc. The purchasers in the directed share program will be subject to substantially the same form of Lock-Up Agreement as the Company’s officers and directors. However, the Lock-Up Agreement for the directed share participants will also contain the additional following language:
“The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns. The undersigned further understands that his or her Lock-Up Agreement does not constitute an obligation on the part of the undersigned to purchase any shares of Common Stock or any agreement by the Underwriters to sell any Securities to the undersigned.”
     The form of the lock-up agreement to be executed by the officers and directors will be submitted as an exhibit to the Company’s form of Underwriting Agreement, which will be filed by amendment to the Company’s Registration Statement as Exhibit 1.1.
     The Company and Citigroup Global Markets Inc. will work together to operate the directed share program. The Company will allocate shares to investors, and Citigroup Global Markets Inc. will handle the mechanics of distributing the shares.
     Citigroup Global Markets Inc. and the Company will employ the following procedures in making the offering under the directed share program:
• The Company will deliver by first class mail or by Federal Express or other reputable overnight courier the directed share materials to potential purchasers once the preliminary prospectus is printed.
• If the potential investor has an interest in purchasing shares in the proposed offering, he or she must complete and mail, fax or deliver (a registered representative of Citigroup Global Markets Inc. will be at the Company’s executive offices on specified dates to accept such delivery) the Indication of Interest (“IOI”) Form, the IPO Questionnaire (which requests from participants who are not employees of the Company information needed to comply with the Voluntary Initiative and NASD Rule 2790), the New Account Information Form (if the person does not already have an account with Citigroup Global Markets Inc.), the Form W-9, the Lock-Up Agreement and the Conflict Clearance Letter so that they are received by Citigroup Global Markets Inc. on a specified date.
• When the offering is priced, the Company will determine the final allocation of shares among those persons who submitted timely and proper IOIs in participating in the directed share program. Citigroup Global Markets Inc. will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person’s continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, they intend to purchase and the person’s account number.
• Citigroup Global Markets Inc. will send each person who, when the offering was priced, confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale.
• Full payment of the purchase price for the shares bought in the offering through the directed share program must be received by Citigroup Global Markets Inc. by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If Citigroup Global Markets Inc. does not receive the potential purchaser’s payment by the settlement date then Citigroup will notify the Company of the same and Citigroup will then sell such shares into the open market.
• The Company also intends to allow participants based in the United States to participate through a website maintained by Citigroup Global Markets Inc. The website is designed with specific encryption to make available to invited participants electronic versions of the preliminary prospectus, the IPO Questionnaire, the New Account Information Form, the Form W-9, the Lock-Up Agreement and the Conflict Clearance Letter. Participants may also use the website to complete the IPO Questionnaire, to place an IOI and to confirm whether they want to purchase any of the shares that the Company may allocate to those participants who previously submitted an IOI by the IOI deadline.
     The Company and Citigroup Global Markets Inc. currently are in the process of finalizing written materials to be provided to persons from whom expressions of interest in the proposed offering will be sought. The directed share program materials that the Company intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:
• a cover letter to potential purchasers from Citigroup Global Markets Inc., the administrative agent;
• a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers;
• an IOI to be completed by potential purchasers to indicate any interest they may have in purchasing shares in the offering, including the number of shares they may have an interest in purchasing;

• an IPO Questionnaire to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser, which will be used to help Citigroup Global Markets Inc. determine whether, under NASD rules, the potential purchaser is eligible to participate in the directed share program;
• a New Account Form to be completed by the potential purchaser in order to allow Citigroup Global Markets Inc. to open an account for the potential purchaser (a potential purchaser must have a Citigroup Global Markets Inc. account in order to participate in the directed share program);
• a Form W-9 to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide Citigroup Global Markets Inc. with the potential purchaser’s taxpayer identification and certification;
• a Lock-Up Agreement as described above;
• a Conflict Clearance Letter, which must be completed for any participant that works for a company that conducts business with or seeks to conduct business with the Company. The Conflict Clearance Letter is completed by an officer of the employer and confirms that an individual’s participation in the directed share program does not violate any policies of his employer; and
• a copy of the preliminary prospectus.
A form of each of these documents, other than the Lock-Up Agreement and the preliminary prospectus, is provided as Exhibit A to this letter.
     The Company advises the Staff supplementally that, in connection with the directed share program, no offers were made prior to the filing of the Registration Statement with the Staff, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement.
     As described in the directed share program materials attached to this letter, the Company and Citigroup Global Markets Inc. will assure that this directed share program offer is consistent with Section 5 of the Securities Act of 1933 and Rule 134 promulgated thereunder by:
• Ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed share program will contain language that is permitted by Rule 134.
• Requiring each directed share program participant to acknowledge, by signing the IOI, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup Global Markets Inc. until the Registration Statement covering the offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser’s confirmation of his or her intention to purchase shares is given after the effective date of the Registration Statement.

• Providing that a potential purchaser’s submission of a completed IOI involves no obligation or commitment of any kind, and by completing the IOI, the person is not binding himself or herself to purchase any shares.
• If the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act of 1933, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the shares.
     80. We note from page 144 that a prospectus will be available through the Internet. Please identify any members of the underwriting syndicate that will make copies of the preliminary prospectus available online or will engage in the electronic offer, sale or distribution of the shares. Please provide a detailed analysis of how the underwriters’ procedures will comply with Section 5 of the Securities Act. Alternatively, please confirm that their procedures have been reviewed and cleared by the Division’s Office of Chief Counsel and that the procedures have not changed since such clearance. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, please promptly supplement your response to identify those members.
     In response to this Comment, the Company confirms to the Staff that, when known, the Company will revise the “Underwriting” section of the prospectus to identify the members of the underwriting syndicate that will engage in electronic distributions and will supplementally confirm that those underwriters have cleared their offering procedures with the Staff, or will supplementally provide the additional information requested by the Staff with respect to such procedures.
Unaudited Pro Forma Financial Information, page F-2
     81. Refer to footnote (H). It appears that Rocky Mount MOB, LLC was consolidated in the combined financial statements but going forward it will be accounted for using the equity method of accounting. Please revise to provide more details and why this entity is going from consolidation to the equity method of accounting.
     In response to this Comment, we have revised footnote (H) on p. F-8 to include the requested information.
     82. Please revise to provide pro forma adjustments to include the effect of new employment agreements as discussed on page 10.
     In response to this Comment, we advise the Staff supplementally that the pro forma adjustments referred to in this Comment already included the effect of the new employment agreements in the Company’s initial filing of the Registration Statement.
Combined Financial Statements
Cogdell Spencer Inc. Predecessor Financial Statements, page F-15
     83. Please update the combined predecessor financial statements in accordance with Rule 3-12 of Regulation S-X.

     Included with Amendment No. 1 are the financial statements updated through June 30, 2005 in accordance with Rule 3-12 of Regulation S-X.
Mortgages and Notes Payable and Guarantees, page F-28
     84. It appears that you were not in compliance with certain restrictive covenants and that you received a waiver of these violations from your lenders. Please revise the liquidity section of MD&A to fully discuss each material restrictive covenant under the various debt instruments. In addition, please discuss the fact that you violated one or more of the covenants and that you received a waiver. Describe the covenants and discuss whether you believe you will comply with the restrictive covenants in the future.
     In response to this Comment, under the caption “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources” on p. 60, we have revised the disclosure to include the requested information.
Part II — Information Not Required in Prospectus
Item 32. Sales to Special Parties
     85. This section is reserved for sales at a price varying from the price offered to the general public. Please tell us how your directed share program constitutes a sale to special parties.
     In response to this Comment, under the caption “Item 32. Sales to Special Parties” on p. II-1, we have deleted the reference to the Company’s directed share program.
Item 33. Recent Sales of Unregistered Securities
     86. Please state the specific rule under Regulation D that you are relying upon. Also, please briefly state the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.
     In response to this Comment, under the caption “Item 33. Recent Sales of Unregistered Securities” on p. II-1, we have revised the disclosure to include the requested information.
Exhibits
     87. Please file your legal and tax opinions with the next amendment or provide draft copies for us to review. We must review the opinions before we declare the registration statement effective.
     We will provide to the Staff supplementally drafts of the legal and tax opinions for the Staff’s review.

     We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay L. Bernstein and Andrew S. Epstein, 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).
Very truly yours,
Andrew S. Epstein
Enclosures

cc:	Daniel Gordon Kristina Beshears James W. Cogdell Frank C. Spencer Jay L. Bernstein Gilbert G. Menna Eric J. Graham

Exhibit A
Dear [Mr. or Ms.                                         ]
Cogdell Spencer Inc. (the “Company”), has recently filed a registration statement with the Securities and Exchange Commission, relating to a proposed offering of the Company’s common stock to the public. In connection with this offering, the Company has set aside a certain number of shares for purchase by employees, officers and directors of the Company and certain other persons through a Directed Share Program (“DSP”) administered by Smith Barney, a division of Citigroup Global Markets Inc. (“Smith Barney”). The complete details of the offering are contained in the preliminary prospectus attached to the registration statement.
The enclosed package includes a copy of the preliminary prospectus as well as a DSP packet. If you wish to participate in this program, you must complete, sign, date and return to The [ ] Group of Smith Barney, the several forms included in the enclosed packet by the subscription deadline of Month ##, 2005.
A summary of the process to participate in the DSP is as follows:
1. Complete, sign, date and return the forms in the enclosed packet by the date specified above. Please note that by completing the forms, you are not assured that you will receive the number of shares you request, or any shares at all.
2. The Company and Smith Barney, will review all packets and the Company will determine how many shares, if any, to allocate to each person requesting to participate in the DSP.
3. If you are ultimately allocated shares in the DSP and you wish to invest in the offering, you will need to confirm your interest with a member of the [ ] Group of Smith Barney after the registration statement has been declared effective by the Securities and Exchange Commission and after the offering price has been established. The time for confirmation is between 6:00 pm Eastern Time (“ET”) on the day that the offering is priced and 8:00 am ET the following morning.
You are not obligated to purchase any shares allocated to you in the DSP unless and until you confirm your intention to purchase these shares after registration statement has been declared effective by the Securities and Exchange Commission. It is critical that you provide all telephone numbers Smith Barney should use to attempt to reach you in the forms attached. If Smith Barney is unable to reach you during this 14-hour period, you will be unable to participate in the DSP.
4. Once you have confirmed your intention to purchase by telephone, you will be obligated to buy the shares at the IPO price. Payment will be due within four business days after the pricing date. Please note: All units purchased through the DSP will be subject to a “lock-up” agreement that would prevent the sale, transfer or other disposition of these units for a period of 25 calendar days from the offering date.
We wish to emphasize that this notification is being made for informational purposes only and that none of the Company, Citigroup Global Markets Inc. or any other underwriter is soliciting, recommending or encouraging your purchase of common shares in this offering.
Finally, you should be aware that your purchase of common shares is an investment subject to the inherent risks of the stock market. There can be no assurance that the market price of the common shares after the offering will be higher than the initial offering price.
Please read the preliminary prospectus carefully prior to making your investment decision.
Very truly yours,
(Signature Required)
Chief Executive Officer
A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective. Any such offer may be withdrawn or revoked, without obligation or commitment to any kind, at any time prior to notice of its acceptance given after the effective date. An Indication of interest in response to this communication will involve no obligation or commitment of any kind.

LADIES AND GENTLEMEN DIRECTED SHARE PROGRAM The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. In connection with the recent filing with the Securities and Exchange Commission ("SEC") of a registration statement related to a proposed offering of ########## shares of common stock of Cogdell Spencer Inc. (the "Company"), we are sending you a copy of the preliminary prospectus included in the registration statement. The Company has instructed the underwriters to reserve up to five percent of the offering for purchase by employees, officers and and certain related persons of the Company through a Directed Share Program (the "Program"). The Company has contracted with Smith Barney, a division of Citigroup Global Markets Inc. ("Smith Barney") to administer the Program exclusively. Persons invited to participate in the Program will be able to participate either directly through the lead Smith Barney Financial Consultant team for this offering, The [Moore] Group or through Smith Barney's online Directed Share Program system if you are located in the United States. Persons with existing Smith Barney accounts may indicate that they wish to use their existing account as part of the information provided in the online process or by so indicating through the return of the physical forms to the lead Smith Barney Financial Consultant team. The purpose of this package is to allow you to indicate to us if you have an interest in purchasing shares in the Company's initial public offering ("IPO") at the offering price through this Program. Persons who are interested in participating in the Program should be aware that a minimum purchase of 100 shares is required. The indication of interest is not a binding obligation. If you choose to purchase shares of the Company through the Program you agree that until 25 calendar days after the public offering date set forth on the final prospectus used to sell the shares you will not offer, sell, contract to sell, encumber, pledge, grant any option or contract to purchase or otherwise transfer or dispose of, directly or indirectly, any of the shares purchased in the Directed Share Program or securities convertible into or exchangeable or exercisable for any shares purchased in the Directed Share Program, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the shares purchased in the Directed Share Program, whether any such aforementioned transaction is to be settled by delivery of such shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or other disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Smith Barney. After the registration statement has been declared effective and the offering has been priced, a member of the [Moore] Group will inform you if any shares have actually been allocated to you by the Company by telephone call. At that point you will be asked to confirm your intention to purchase. You are not obligated to purchase any shares allocated to you by the company unless and until you confirm your intention to purchase after the registration statement has been declared effective by the Securities and Exchange Commission. In the event that a member of the [Moore] Group is unable to speak with you to confirm your intention to purchase the shares allocated to you, a message will be left referencing the Program and asking that you return the call to receive and confirm your allocation by 8:00 a.m. Eastern Time ("ET") on the deadline date specified. If you do not receive a telephone call by a member of the [Moore] Group by Monday, Month ##, 2005 and you are interested in participating in this Program, please make sure to contact their team directly at the telephone numbers provided within these materials.

LADIES AND GENTLEMEN DIRECTED SHARE PROGRAM If you wish to purchase shares in the offering, you must CONFIRM your intention to purchase the shares allocated to you, or a lesser amount, by 8:00 a.m. ET the day after pricing via any of the following means: Direct telephone call to the [Moore] Group as provided below; the online system if you register for online use through the lead Smith Barney Financial Consultant team; or the Interactive Voice Response ("IVR") system at 1-800-641-0175. The unique IVR Code for this Program is: ###. Please note that the IVR system is only available for the confirmation portion of the Program. Contact information for the Smith Barney Financial Consultant team for this Program can be found on the bottom of this letter and on Form 4 of this packet under the heading Post Pricing Procedural Information. Online confirmation for U.S. participants may be undertaken during the confirmation period stated above by going to the Benefit ACCESS web site at www.benefitaccess.com If you confirm your intention to purchase these shares, you will have entered a binding agreement and you must purchase and pay for them. A copy of the final prospectus and a written confirmation will be sent to you. If you do not confirm with Smith Barney your intention to purchase the shares allocated to you, or a lesser amount, by 8:00 a.m. ET the day after pricing, you will not be obligated nor will you be able to purchase ANY shares through the directed share program. As indicated on the cover page of the preliminary prospectus, the initial offering price for these shares is currently anticipated to be between $##.00 and $##.00 per share; however, the price range may be changed prior to the offering. It is also currently anticipated that the offering will be formally priced and will commence trading during the week of Month ##, 2005. Payment for the shares will be due within four business days of such pricing date (settlement date). Please note that the date of pricing for the offering could also change. There is no obligation to participate in this Program; however, should you wish to do so, please carefully read the enclosed preliminary prospectus relating to the offering and the attached general information memorandum. If you have any questions regarding the offering or the Directed Share Program please contact the [Moore] Group at Smith Barney toll free at: 877-860-3311. Very truly yours, The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION ALL MATERIALS MUST BE RECEIVED BY SMITH BARNEY ATTN: THE [MOORE] GROUP AT THE ADDRESS LISTED BELOW NO LATER THAN MONDAY, MONTH ##, 2005 AT 4:00 PM EASTERN TIME (ET). IF YOU ARE LOCATED IN THE UNITED STATES AND WILL BE USING THE ONLINE SYSTEM, YOU WILL ONLY NEED TO RETURN THE FOLLOWING FORMS VIA FAX OR OVERNIGHT MAIL: The New Account Information Form The Form W-9 IPO Questionnaire Conflicts Clearance Letter (Applies to employees of vendors to the Company only) The Lock-Up Agreement *All other required information may be provided via the online system. IF YOU ARE LOCATED OUTSIDE OF THE UNITED STATES OR IF YOU ARE NOT USING THE ONLINE SYSTEM. YOU WILL NEED TO RETURN THE FOLLOWING FORMS VIA FAX OR MAIL: 1. The New Account Information Form: To participate in the Program you must have a Smith Barney account. Completing this form will allow Smith Barney to open an account for you. 2. Indication of Interest Form: Used to communicate the number of shares you are interested in purchasing. 3. Form W-9: Request for Tax-payer Identification Number (W-8 for Non-U.S. persons) 4. Post Pricing Procedural Information: Contact information to assist in reaching you on the evening of pricing to to determine if you wish to proceed with the purchase of shares. 5. IPO Questionnaire: Non-Employees of the Company are required to complete a brief questionnaire reviewing whether you may be prohibited from purchasing Initial Public Offering securities as a non- employee of Geologistics Corp. through this Program. 6. Conflicts Clearance Letter: Letter signed by an officer of the employing company of an invited person identified as having a business relationship with the issuing Company. 7. Lock-Up Agreement: To participate in the Program, you must agree not to sell any shares purchased through the Program for 25 calendar days. Your execution of the Lock-Up Agreement does not constitute an obligation on your part to buy any shares or an agreement on our part to sell you any shares. Smith Barney Attn: The [MOORE} Group Telephone Numbers: Fax Numbers:

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION Methods of Participation in the Program: Online or through the Smith Barney Financial Consultant Team assigned to this Program A. Participation Via the Internet: Participants located in the United States with valid e-mail accounts and Internet connectivity can log on to Smith Barney's Benefit ACCESS web site (www.benefitaccess.com) and perform most required actions to participate in the Program, view Program documents, indicate an interest to purchase shares and confirm your purchase decision after the offering has been priced. If the Company provided on your behalf a valid e-mail address to Smith Barney, then an e-mail has been sent to you with the details on how to activate your online account in addition to this mailed package. If you have not yet received an e-mail from Smith Barney and wish to participate in the Program via the web, please contact the [MOORE] Group at the following telephone number [ ] to request access to the Benefit ACCESS web site. PARTICIPANTS WHO HAVE ALREADY COMPLETED THE INDICATION OF INTEREST AND THE POST PRICING PROCEDURAL INFORMATION VIA THE INTERNET NEED ONLY RETURN THE FOLLOWING FORMS TO THE SMITH BARNEY FINANCIAL CONSULTANT REFERRED TO BELOW: NEW ACCOUNT INFORMATION FORM FORM W-9 THE IPO QUESTIONNAIRE'S CONFLICTS CLEARANCE LETTER (Applies to employees of vendors to the Company only) LOCK-UP AGREEEMENT B. Participation Via a Smith Barney Financial Consultant: Participation via a Smith Barney Financial Consultant can be facilitated by faxing or mailing the forms listed above (which are attached hereto) to the Financial Consultant listed below: Smith Barney Attn: The [Moore] Group Telephone Numbers: Fax Numbers: Forms sent via overnight mail or fax should be sent so that they are received by no later than Monday, Month ##, 2005 at 4:00 p.m. ET. Confirmation of purchase must be made by 8:00 a.m. ET the day after pricing.

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION Who is Eligible to Participate in the Directed Share Program? In connection with the Initial Public Offering ("IPO"), the Company has the option to direct a certain number of shares to selected employees, officers, directors and certain other persons. You have been identified as a person who may be able to purchase shares in the IPO. Only those people designated by the Company are eligible to participate in the Program; you may not designate additional people to participate. You will not be charged any fees for purchasing shares in the program, i.e., no account opening fees, no buying commission fees and no account maintance fees. You may be charged for a fee upon sale of any shares purchased through the program. Please contact your assigned Smith Barney Finanical Consultant for information relating to applicable fees for transfer, sale or other disposition of these shares What Do I Need To Do To Participate in the Program? If after receiving the preliminary prospectus, you have an interest in purchasing shares in the offering, you must complete the enclosed forms and mail or fax them to your assigned Smith Barney Financial Consultant so that they are received by no later than Monday, DATE ##, 2005 at 4:00 p.m. ET. The indication of interest is not a binding obligation to purchase shares in the IPO. U.S. based participants with valid e-mail accounts and Internet connectivity can log on to Smith Barney's Benefit ACCESS web site (www.benefitaccess.com) and perform most required actions to participate in the Program, view Program documents, indicate an interest to purchase shares and confirm your purchase decision after the offering has been priced. U.S. based participants who participate via the Internet must return the New Account Information Form, Form W-9 and the IPO questionnaire by mail or fax to your assigned Smith Barney Financial Consultant so that they are received by no later than Monday, DATE ##, 2005 at 4:00 p.m. ET. If the Company provided on your behalf a valid e-mail address to Smith Barney, then an e-mail has been sent to you with the details on how to activate your online account. If you have not yet received an e-mail from Smith Barney and wish to participate in the Program via the web, please contact a member of the Smith Barney Financial Consultant team indicated within this package to request access to the Benefit ACCESS web site. You must have a Smith Barney brokerage account in order to participate in the Program. If you already have a Smith Barney account, you must still complete all of the forms mentioned above, other than the New Account Information Form, either online or return them to your assigned Smith Barney Financial Consultant, referenced on pages 1 and 2 of this document. You will be permitted to purchase the shares through your existing Smith Barney account and will not be required to open a new account. Please note: The indication of interest is not a binding obligation to purchase shares in the IPO

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION The Internal Revenue Code requires that a Form W-9 (W-8 for non-U.S. persons) be completed, signed and returned to Smith Barney. Failure to submit this Form will result in backup withholding of the gross proceeds from any sale or dividends paid to your account. You may be able to claim backup withholding as a credit against your federal income tax liability on your tax return. Consult your tax advisor for further details as Smith Barney does not render tax advice. How Many Shares Can I Purchase? If you desire to purchase shares a minimum purchase of 100 shares is required. There is no assurance that you will receive any or all of the shares that you request. Please be advised that by sending this letter to you, the Company is not making any recommendations as to whether or not you should participate in the offering and if you participate, how many shares you should elect to purchase. In particular, you should note that an investment in shares of common stock involves a high degree of risk and the Directed Share Program is not designed to capture potential short-term increases in the price of the shares. Once the shares have opened for trading, the market price of the shares of common stock could fluctuate substantially down or up from the initial public offering price. Before deciding whether to elect to purchase any shares, you are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal business and financial advisor. What Will The Final Price Be? When Will It Be Determined? How Will I Be Advised of The Final Price It is currently anticipated that the initial offering price will be between $##.00 and $##.00 per share; however, the price range may be changed prior to the offering. The shares are expected to be listed on the Nasdaq National Market under the trading symbol [ ]. The offering will be priced after the market closes on the day of pricing and the shares are expected to begin to trade the next day. Currently, this is expected to occur during the week of MONTH ##, 2005. Online participants should visit the Program site at www.benefitaccess.com each evening of this week after 6:00 p.m. ET for updates on pricing and allocations. If you have activated your Smith Barney account online AND you have indicated your interest in participating in the Program, you will receive an e-mail indicating that the Program has priced. The e-mail will direct you back to the web site to make your purchase decision. You should independently visit the Program site each night after 6:00 p.m. ET during the week of anticipated pricing for updates on pricing and allocations. When can I sell my Shares? You may not sell shares received through the Directed Share Program until after the term of the Lock-Up Agreement has expired, which is 25 days after the date of the final prospectus relating to the IPO.

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION I've Returned the Necessary Forms, What Happens Now? When the offering is priced, the Company will determine the final allocation of shares among each person who indicated interest in participating in the Program. If you wish to purchase shares through the program, after the pricing is determined you must confirm your interest in purchasing the shares that are finally allocated to you at the offering price. There are three ways to confirm your intention to purchase: 1. Internet: If you are located in the United States and have activated your Smith Barney online account, you will be able to view the number of shares you were allocated and confirm your purchase decision through the Benefit ACCESS web site at www.benefitaccess.com. 2. Interactive Voice Response (IVR) System: If you are located in the United States you may call the IVR to obtain the number of shares you were allocated and confirm your purchase decision. The IVR number for your Program is 1-800-641-0175. You will need to know your Program's Plan Code ### which can also be found on Form 4 of this packet (Post Pricing Procedural Information). 3. Financial Consultant: This is the only option available to participants located outside of the United States. A Smith Barney Financial Consultant from the The [Moore] Group will call you to inform you of the number of shares you were allocated and to confirm your intention to purchase. In the event that the Smith Barney Financial Consultant is unable to speak with you to confirm your intention to purchase the shares allocated to you, a message will be left referencing the Directed Share Program and asking that you return the call to receive and confirm your allocation. If you wish to purchase shares through this program, you must confirm your intention to purchase the shares allocated to you, or a lesser amount, by 8:00 a.m. ET the day after pricing. Contact information can be found in the General Program Information and elsewhere in these materials. If you confirm your intention to purchase the shares, you will have entered a binding agreement and you must purchase and pay for them. A copy of the final prospectus and a written confirmation will be sent to you. If you do not confirm with Smith Barney your intention to purchase the shares allocated to you, or a lesser amount, by 8:00 a.m. ET the day after pricing you will not be obligated nor will you be able to purchase any shares through the program.

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION How and When Do I Pay For My Shares? All shares purchased through the Directed Share Program will be purchased at the initial public offering price. The price per share does not provide participants with any discount from the initial public offering price. Full payment of the purchase price for your shares must be received by Smith Barney by the settlement date, which will be four days after the pricing date. Please do not send your payment to Smith Barney unless and until you confirm to Smith Barney your intention to purchase the shares allocated to you or a lesser amount. Please mail checks directly to the [Moore] Group, even if you already have an existing Smith Barney account. Checks must be made payable to the order of Smith Barney. Write your Smith Barney account number on the face of your check. Third party checks (checks drawn by a payor other than the account name) are not acceptable. If your payment is not received by the settlement date, the shares allotted and confirmed for purchase by you, at the Company's discretion, may be made available for purchase by the general public, or reallocated to other Directed Share Program participants. In the event that the shares trade below the issue price, however, neither the Company nor Smith Barney has any obligation to reallocate your shares, and thus you will be held responsible for the full purchase price of all shares you agreed to purchase.

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION U.S. Federal Fund wires will also be accepted. Members of the [Moore] Group can work with you on completing this request. Payment in U.S. dollars is to be received within four business days after pricing date. Payment may be made by either personal check or wire. Please write your Smith Barney account number on all personal checks. Wiring and mailing instructions are as follows: Wiring Instructions: OR Check Payment Instructions: Chase Manhattan Bank NYC Made payable to: Smith Barney ABA 021 000 021 Send to: Smith Barney FBO Smith Barney The [Moore] Group Account Number: 066-198038 For further credit to: _____________ SB Account Number : ____________ Account Number : ____________ Telephone and fax numbers to assist you in the execution of all post IPO pricing/aftermarket trading: Telephone Numbers: Fax Numbers: Do not leave any sell or buy orders on the voicemail. A sell or buy order left on voicemail will not be accepted.

Name: __________________________________ Address:______________________________ Date of Birth: _____ / _____ / _____ _____________________________________ Social Security Number______________________ _____________________________________ Home Phone Number: _______________________ _____________________________________ Work Phone Number: _______________________ _____________________________________ Print Name ______________________________________________________________ Signature ________________________________________________________________ Date _____ /_____ / _____ 1. NEW ACCOUNT FORM Alternate Contact Information: Work E-mail Address ____________________________________ Home E-mail Address _____________________________ _______ Cell Phone Number ____________________________________ CUSTOMER NOTIFICATION: In order to comply with Section 326 of the USA Patriot Act, Smith Barney is required to provide the following notice to individuals who open new accounts: "U.S. Federal law requires us to obtain, verify and record information that identifies each person or entity that opens an account. As a result, when you purchase or sell securities or custody assets with our Firm, we will ask for a customer name, date of birth (for an individual), street address, and an identification number such as a Taxpayer ID number. We may also ask to see other identifying documents that will allow us to identify you and verify your account. We appreciate your cooperation."

I am interested in purchasing ___________________ shares of Common Stock (the "Shares") (minimum 100) of Cogdell Spencer Inc. (the "Company") at the initial public offering price and would like such number of Shares to be reserved for me. Please note: Employees of vendors providing goods and services to the Company may request up to a maximum of 2,000 shares. If you have an existing account with Smith Barney, please state the account number and the name of your Financial Consultant (FC) in the spaces provided below: Acct #: ____________________________Name of FC:________________________________ I acknowledge, certify and agree that: I have received a copy of the preliminary prospectus with respect to the Company's initial public offering I am not assured of obtaining any or all of the number of Shares requested hereby, and I will be notified of the number of Shares available for purchase by me. If I decide to purchase shares in the offering, I will purchase the Shares requested for my own personal account (or a joint account with a member of my immediate family) and not on behalf of any other person. This indication of interest involves no obligation or commitment of any kind, and by completing this form, I am not binding myself to purchase any Shares. I understand that the purpose of this form is to provide some indication of how many Shares may be requested by participants in the Directed Share Program and that I will be notified, after effectiveness and pricing, of the number of Shares which are available for purchase by me. I am also aware that full payment, in United States dollars, for the purchase price of the Shares allotted to me, will be required within four business days of the pricing of the offering. No shares can be sold, no offer to buy any of the Shares can be accepted and no part of the purchase price can be accepted by Smith Barney, a division of Citigroup Global Markets Inc. ("Smith Barney") until the registration statement covering the proposed offering (the "Registration Statement") has been declared effective by the United States Securities and Exchange Commission. An indication of interest is not a binding commitment and my indication may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to my confirmation of my intention to purchase Shares given after the effective date of the Registration Statement. Nothing herein is a waiver of any rights under the federal securities laws. I understand that after the Registration Statement covering the proposed offering becomes effective, copies of the prospectus in final form (the "Final Prospectus") will be available, which Final Prospectus will contain the price and other information which cannot be determined at this time. I understand that an arrangement has been made with Smith Barney to act as the administrative agent for the Directed Share Program, and that after a Registration Statement for the proposed offering becomes effective and the offering is priced, I will be contacted by a Smith Barney representative to arrange for the purchase of the number of Shares requested by me or such lesser number of Shares as may be allocated to me. 2. INDICATION OF INTEREST Print Name ______________________________________________________________ Signature ________________________________________________________________ Date _____ /_____ / _____

3. FORM W-9

After the pricing of the Common Shares of Cogdell Spencer Inc. the Smith Barney Financial Consultant team serving this Program will attempt to contact you via the telephone number you have provided. Once contacted, you will be informed of the number of shares that have been allocated to you, the price per share, and your Smith Barney Account Number. (Please note that your previously completed indication of interest is not a binding obligation. At the time you are contacted, you can either confirm to purchase all, part, or none of the Shares that the Company has allocated to you.) If you wish to purchase shares, you must confirm your intention to purchase the Shares allocated to you, or a lesser amount, by 8:00 a.m ET the day after pricing. You may confirm your purchase by either telephone or e-mail at the contact information stated below. The Plan Code for the Directed Share Program is [ ]. Smith Barney Attn: The [ Lead FC Team ] Group Address Address Telephone Numbers: Fax Numbers: [ ] [ ] Payment in U.S. dollars is to be received within 4 business days of the pricing date. Payment may be made by either personal check or wire. Please write your Smith Barney account number on all personal checks. Wiring and mailing instructions are as follows: Wiring Instructions: OR Check Payment Instructions: Chase Manhattan Bank NYC Made payable to the order of: Smith Barney ABA 021 000 021 Send to: Smith Barney FBO Smith Barney The [ Lead FC Team ] Group Account Number: 066-198038 Address For further credit to: __________ Address SB Account Number : _________ Account Number : ____________ Please do not leave any sell or buy orders on the voicemail. A sell or buy order left on voicemail will not be accepted. You must speak to one of the Smith Barney Financial Consultants in the above group. 4. POST PRICING PROCEDURAL INFORMATION (Do Not Discard)

Print Name ______________________________________________________________ Signature ________________________________________________________________ Name of Joint Account Holder_______________________________________________ Date _____ /_____ / _____ 5. IPO Questionnaire In accordance with NASD Rule 2790 (Restrictions on the Purchase and Sale of IPO's of Equity Securities), certain individuals are classified as restricted and may not participate in equity offerings. Please answer the questions below in regard to your account's eligibility. If you have any questions, please do not hesitate to contact the Smith Barney Financial Consulting team associated with this Directed Share Program. Immediate Family Member: A person's parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law and children, and any other individual to whom the person provides material support. Material support is defined as directly or indirectly providing more than 25% of a person's income in the prior calendar year. Members of the immediate family living in the same household are deemed to be providing each other with material support. Beneficial Owner: An individual or entity with any economic interest, including the right to share in gains or losses, other than management or performance based fees for operating a collective investment account, or other fees for acting in a fiduciary capacity. Beneficial interest includes interests owned directly in an account or indirectly through other accounts. Please check the appropriate box below each question: 1) Did any of the beneficial owners (or immediate family members of a beneficial owner) of the account through which you are participating in this Program act as a finder (i.e. a person who receives compensation for identifying potential investors in an offering) or in a fiduciary capacity to any managing underwriter in regard to the public offering of Cogdell Spencer Inc. shares? Yes [] No [] 2) Are any of the beneficial owners (or immediate family members of a beneficial owner) of the account through which you are participating in this Program an officer, director, general partner, associated person or employee of an NASD member firm or any other broker-dealer (other than a limited business broker- dealer)? Yes [] No [] (2A) Are any of the beneficial owners of the account through which you are participating in this Program an immediate family member of an individual who is employed by Cogdell Spencer Inc.? Yes [] No []

6. Conflicts Clearance Letter

Directed Share Program Policy Statement
Issuer Acknowledgment
Cogdell Spencer Inc. (the “Company”) in choosing Smith Barney (“SB”), a division of Citigroup Global Markets Inc. (“CGMI”), to administer and execute the directed share program (the “DSP”) agrees to the following policies and procedures:
1)	The DSP will include employees, officers and directors of the Company and certain other persons. These people will be located in the United States [only].

The DSP is only open to individuals. It is not open to entities such as partnerships, trusts or corporations.

The DSP is available to individuals who are employed by vendors serving the Company subject to a 2,000 share maximum per person.
2)	In compiling the list of eligible participants, the Company must limit all administrative communications necessary to ascertain names, addresses, email addresses and the like to verbal contact.
3)	The eligible participant list must be delivered to SB no later than 48 hours prior to the expected date of printing of the Preliminary Prospectus. The list should be delivered in spreadsheet form in the format provided by SB. SB will not accept additions to the list once the program has commenced.
4)	SB will be responsible for delivering to all eligible participants a physical copy of both the DSP documentation and the preliminary prospectus except where agreed to by SB and the Company by advice of DSP Counsel. SB will endeavor to make these materials available electronically to all U.S. based participants only.
5)	The forms included in the DSP documentation need to be returned to SB by the date specified in the program documents (subscription period). The subscription period for the submission of all forms will be strictly enforced.
6)	At the conclusion of the subscription period, the Company will review all Indications of Interest (“IOIs”) and will conclude the allocation process for these accounts no later than one day prior to pricing.
7)	Once the registration statement has been declared effective by the SEC and the transaction has been priced, participants must confirm their allocation verbally when called by the designated DSP specialist team. U.S. based participants may confirm through the DSP website.
8)	Participants have until [8:00 AM ET the day following pricing] to confirm their allocation or else risk forfeiture of the shares. The 8:00 AM deadline will be strictly enforced.
9)	In the event that all shares have not been confirmed by 8:00 AM ET the day following pricing, Citigroup Equity Capital Markets will apprise the company of the number of shares unsold, and will subsequently return all of the shares to the institutional pot by 9:00 AM ET on the first day of trading in the public markets.

10)	Once an order is confirmed with a participant it is a binding legal agreement. SB is not, however, permitted to accept payment for these shares prior to confirmation.
11)	If a participant who has confirmed to SB that they will purchase shares does not make payment by settlement date (typically trade date plus three business days), SB will apprise the Company of the number of shares for which payment has not yet been received (classified as “reneges”).

The Company must then instruct SB as to whether an extension should be granted. SB at the Company’s direction will liquidate all shares for which payment has not been received. If there is a loss relating to the sale of these shares the Company agrees to indemnify SB on any and all losses incurred on these confirmed shares. The details of this indemnity are more fully stated under separate underwriting documentation for this transaction.
12)	The Company agrees to pay all costs and expenses of the underwriters, including the fees and expenses of DSP counsel, in connection with matters related to the Directed Share Program, whether or not an underwriting agreement is ultimately negotiated, and whether or not any securities are ever sold through the Directed Share Program. Additionally, it is the understanding of the Company that the shares reserved for use under the DSP are to be considered incremental to the retail share amount that would otherwise be available for use by Smith Barney/CGMI’s existing retail client base. That is Smith Barney/CGMI should not be asked to undertake the execution of the DSP to the disadvantage of its non-DSP based retail client group that would otherwise be marketed and sold to as part of this offering.
13)	The Company will indemnify and hold harmless SB for all costs and expenses and liabilities arising directly or indirectly from SB’s performance of its responsibilities in connection with the DSP on the same terms and to the same extent as the Company’s agreement to indemnify the underwriters contained in any Underwriting Agreement entered into in connection with the IPO of which the DSP is part or, if no such agreement has been executed, then in accordance with the indemnification terms attached as Annex A hereto.
We agree to abide by all of the aforementioned policies and procedures.

By:
Dated:

EXHIBIT
The Company agrees to indemnify and hold harmless Citigroup Global Markets Inc., the directors, officers, employees and agents of Citigroup Global Markets Inc. and each person, who controls Citigroup Global Markets Inc. within the meaning of either the Act or the Exchange Act (“Citigroup Entities”), from and against any and all losses, claims, damages and liabilities to which they may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim), insofar as such losses, claims damages or liabilities (or actions in respect thereof) (i) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the prospectus wrapper material prepared by or with the consent of the Company for distribution in foreign jurisdictions in connection with the Directed Share Program attached to the Prospectus or any preliminary prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein, when considered in conjunction with the Prospectus or any applicable preliminary prospectus, not misleading; (ii) caused by the failure of any Participant to pay for and accept delivery of the securities which immediately following the Effective Date of the Registration Statement, were subject to a properly confirmed agreement to purchase; or (iii) related to, arising out of, or in connection with the Directed Share Program, except that this clause (iii) shall not apply to the extent that such loss, claim, damage or liability is finally judicially determined to have resulted primarily from the gross negligence or willful misconduct of the Citigroup Entities.